Exhibit 99.1

ReneSola Appoints Mr. TAN Wee Seng as Independent Director

JIASHAN, China, April 16, 2009 – ReneSola Ltd (“ReneSola” or the “Company”), a leading global manufacturer of solar wafers, today announced the appointment of Mr. TAN Wee Seng to its board as an independent director. Mr. Tan replaces Mr. Robert Naii Lee, an independent director since July 2008, who stepped down from the board due to personal reasons. Both changes are with immediate effect.

"We are delighted to welcome Mr. Tan as an independent director to our board," said Mr. Xianshou Li, ReneSola's chief executive officer. "Mr. Tan’s expertise and deep experience serving in senior management positions with other companies will provide valuable support to ReneSola as we continue in our goal of becoming a leading player in the global solar power industry.”

Mr. Li added, “On behalf of the board and our company, I would like to thank Mr. Lee for his valuable service and contributions to ReneSola during his time as our independent director.”

Mr. TAN Wee Seng, aged 53, has over 30 years of experience in financial, business, acquisition and post-acquisition management. Mr. Tan previously served executive roles, including Executive Director, Chief Financial Officer and other positions, for Li Ning Company Limited (“LNCL”) from 2003 to 2008. Prior to joining LNCL, Mr. Tan worked at Reuters Limited since 1984 and served as Senior Vice President in charge of business management in China and other northeast Asian countries from 1999 to 2002, as Finance Manager in charge of East Asia region financial management in 1998, as Managing Director of AFE Computer Services Limited, a Reuters Hong Kong subsidiary, from 1995 to 1998 and as Director of Infocast Pty Limited, a Reuters Australia subsidiary, from 1994 to 1995.

Mr. Tan is a fellow member of the Chartered Institute of Management Accountants in the United Kingdom and a fellow member of the Hong Kong Institute of Directors.

Mr. Tan has confirmed that, other than his current and previous directorships/interests in the companies/partnerships disclosed below, he has no disclosures pursuant to Schedule 2 paragraph (g) of the AIM Rules.

Current Directorships/Partnerships	Directorships/Partnerships resigned in last five years

Beijing City International School	Aigle (China) Outdoor Sports Goods Co Ltd
Volar Limited	Beijing Li Ning Sports Goods Co Ltd
Shanghai Double Happiness Co. Ltd.
Li Ning (Beijing) Sports Goods Commercial Co Ltd
Li Ning Aigle Ventures Company Limited
Li Ning Company Limited
Li Ning Sports (China) Company Limited
Li Ning Sports (Hong Kong) Company Limited
Li Ning Sports (Shanghai) Company Limited
Real Sports Pte Ltd

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

Ms. Julia Xu
ReneSola Ltd
Tel:      +86-573-8477-3372
E-mail: julia.xu@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:      +86 (10) 8520-6284
E-mail: derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith
Ogilvy Financial, New York
Tel:      +1 (212) 880-5269
E-mail: thomas.smith@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Hanson Westhouse Limited, London
Tel:      +44 (0) 20-7601-6100
E-mail: tim.feather@hansonwesthouse.com
  richard.baty@hansonwesthouse.com

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